Exhibit 99.1

FERRARI N.V.: PERIODIC REPORT ON THE BUYBACK PROGRAM

Maranello (Italy), June 14, 2021 – Ferrari N.V. (NYSE/MTA: RACE) (“Ferrari” or the “Company”) informs that the Company has purchased, under the fourth tranche of the common share buyback program announced on March 11, 2021 (“Fourth Tranche”), additional common shares - reported in aggregate form, on a daily basis - on the Italian Stock Exchange (MTA) and on the New York Stock Exchange (NYSE) as follows:

	MTA			NYSE				Total
Trading Date (d/m/y)	Number of common shares purchased	Average price per share excluding fees (€)	Consideration excluding fees (€)	Number of common shares purchased	Average price per share excluding fees ($)	Consideration excluding fees ($)	Consideration excluding fees (€)*	Number of common shares purchased	Average price per share excluding fees (€)*	Consideration excluding fees (€)*
07/06/2021	675	178.2828	120,340.89	—	—	—	—	675	178.2828	120,340.89
08/06/2021	8,000	179.9187	1,439,349.60	—	—	—	—	8,000	179.9187	1,439,349.60
09/06/2021	16,000	176.4759	2,823,614.40	—	—	—	—	16,000	176.4759	2,823,614.40
10/06/2021	15,221	174.2771	2,652,671.74	3,902	211.3384	824,642.44	677,380.02	19,123	174.1386	3,330,051.76
11/06/2021	5,731	173.8208	996,167.00	—	—	—	—	5,731	173.8208	996,167.00
Total	45,627	176.0393	8,032,143.63	3,902	211.3384	824,642.44	677,380.02	49,529	175.8470	8,709,523.65

Since the announcement of the Fourth Tranche of the buyback program dated March 11, 2021 till June 11, 2021, the total invested consideration has been:
• Euro 68,408,522.83 for No. 398,474 common shares purchased on the MTA.
• USD 7,323,819.33 (Euro 6,075,132.51*) for No. 35,616 common shares purchased on the NYSE

As of June 11, 2021, the Company held in treasury No. 9,346,601 common shares equal to 3.63% of the total issued share capital including the common shares and the special voting shares, net of shares assigned under the Company’s equity incentive plan.

Since January 1, 2019 until June 11, 2021, the Company has purchased a total of 4,161,275 own common shares on MTA and NYSE for a total consideration of Euro 577,905,888.50.

(*) translated at the European Central Bank EUR/USD exchange reference rate as of the date of each purchase

Ferrari N.V. Amsterdam, The Netherlands	Registered Office: Via Abetone Inferiore N. 4, I – 41053 Maranello (MO) Italy	Dutch trade registration number: 64060977

A comprehensive overview of the transactions carried out under the buyback program, as well as the details of the above transactions, are available on Ferrari’s corporate website under the Buyback Programs section (http://corporate.ferrari.com/en/investors/stock-and-shareholder-corner/buyback-programs).

For further information:
Media Relations
tel.: +39 0536 949337
Email: media@ferrari.com
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